UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
             People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-164628) of the Company.

Results of Operations and Financial Condition.

Following this cover page are the unaudited condensed consolidated financial results for the three month and six month period ended June 30, 2010 of AutoChina International Limited (the “Company”).

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands except share and per share data)

	June 30,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$30,510	$36,768
Restricted cash	20,600	12,450
Notes receivable	—	220
Accounts receivable, net of provision for doubtful debts of $543 and $298, respectively	3,465	2,127
Inventories	599	118
Deposits for inventories	29,157	17,388
Deposits for inventories, related parties	45,151	—
Prepaid expenses and other current assets	22,789	7,555
Current maturities of net investment in sales-type leases	208,649	123,413
Deferred income tax assets	304	838
Total current assets	361,224	200,877

Property, equipment and leasehold improvements, net	2,272	2,103
Deferred income tax assets	248	—
Net investment in sales-type leases, net of current maturities	148,220	93,164

Total assets	$511,964	$296,144

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$76,824	$8,788
Trade notes payable	—	12,450
Accounts payable	1,967	3,610
Accounts payable, related parties	191,944	117,725
Other payables and accrued liabilities	5,535	2,968
Due to affiliates	22,422	38,246
Customer deposits	2,302	1,336
Income tax payable	2,197	2,023
Deferred income tax liabilities	2,840	—
Total current liabilities	306,031	187,146

Noncurrent liabilities
Net deferred income tax liabilities	2,432	1,723
Total liabilities	308,463	188,869

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited) - Continued
(in thousands except share and per share data)

	June 30,	December 31,
	2010	2009

Equity
Preferred shares, $0.001 par value
authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value
authorized - 50,000,000 shares; issued - 19,679,866 shares and
13,017,283 shares at June 30, 2010 and December 31, 2009, respectively;
outstanding – 19,679,866 shares and 11,857,658 shares at June 30, 2010
and December 31, 2009, respectively	20	13
Additional paid-in capital	169,655	91,660
Retained earnings	32,106	14,929
Accumulated other comprehensive income	1,720	673
Total equity	203,501	107,275

Total liabilities and equity	$511,964	$296,144

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenues
Commercial vehicles	$187,453	$61,134	$298,578	$70,958
Finance and insurance	14,092	1,902	23,699	2,916
Total revenues	201,545	63,036	322,277	73,874

Cost of sales
Commercial vehicles	178,447	58,241	283,328	67,782

Gross profit	23,098	4,795	38,949	6,092

Operating expenses
Selling and marketing	1,253	528	2,468	920
General and administrative	3,876	1,000	7,100	1,991
Other income, net	(81)	(29)	(202)	(50)
Total operating expenses	5,048	1,499	9,366	2,861

Income from operations	18,050	3,296	29,583	3,231

Other income (expense)
Interest expense	(2,313)	(204)	(3,925)	(207)
Interest expense, related parties	(1,571)	(221)	(3,217)	(221)
Interest income	—	7	413	12
Accretion of share repurchase obligations	—	(310)	—	(310)
Acquisition-related costs	—	(287)	—	(295)
Other expense, net	(3,884)	(1,015)	(6,729)	(1,021)

Income from continuing operations
before income taxes	14,166	2,281	22,854	2,210

Income tax provision	(3,235)	(311)	(5,677)	(342)
Income from continuing operations	10,931	1,970	17,177	1,868
Income from discontinued operations, net
of taxes of nil, $406, nil and $1,059, respectively	—	1,822	—	3,625

Net income	$10,931	$3,792	$17,177	$5,493

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Earnings per share
Basic
Continuing operations	$0.56	$0.22	$1.00	$0.23
Discontinued operations	—	0.21	—	0.44
	$0.56	$0.43	$1.00	$0.67
Diluted
Continuing operations	$0.54	$0.20	$0.88	$0.21
Discontinued operations	—	0.18	—	0.41
	$0.54	$0.38	$0.88	$0.62

Weighted average shares outstanding
Basic	19,679,866	8,741,952	17,161,143	8,246,541
Diluted	20,174,841	9,860,828	19,467,336	8,809,069

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$10,931	$1,970	$17,177	$1,868
Discontinued operations, net of taxes	—	1,822	—	3,625
Net income	$10,931	$3,792	$17,177	$5,493

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EQUITY (Unaudited)
(in thousands except share data)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Income

Balance, December 31, 2008	8,606,250	9	35,912	741	17,791	6,185	60,638
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,144)	—	—	—	(2,142)	—
Repurchase of 2,432,892 public warrants for cash	—	—	(1,027)	—	—	—	(1,027)	—
Issuance of 279,000 shares for cashless exercise of 450,000 UPOs	279,000	—	—	—	—	—	—	—
Exercise of warrants	2,021,563	2	10,106	—	—	—	10,108	—
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	151	151	151
Income tax expense related to items of other comprehensive income	—	—	—	—	—	(3)	(3)	(3)
Settlement of share repurchase obligations	—	—	8,443	—	—	—	8,443	—
Stock-based compensation	—	—	517	—	—	—	517	—
Transfer	—	—	39,853	(741)	(39,169)	57	—	—
Realization of foreign currency translation gain relating to discontinued operation	—	—	—	—	—	(5,717)	(5,717)	(5,717)
Net income for the year ended December 31, 2009	—	—	—	—	36,307	—	36,307	36,307
Comprehensive income								$30,738
Balance, December 31, 2009	13,017,283	$13	$91,660	$—	$14,929	$673	$107,275

Shares issued for cash (unaudited)	2,000,000	2	66,240	—	—	—	66,242	—
Exercise of warrants (unaudited)	2,059,127	2	10,294	—	—	—	10,296	—
Shares issued to AutoChina Group Inc’s former shareholders for earn out shares (unaudited)	2,603,456	3	(3)	—	—	—	—	—
Other comprehensive income:
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	1,081	1,081	1,081
Income tax expense related to items of other comprehensive income (unaudited)	—	—	—	—	—	(34)	(34)	(34)
Stock-based compensation (unaudited)	—	—	1,464	—	—	—	1,464	—
Net income for the period ended June 30, 2010 (unaudited)	—	—	—	—	17,177	—	17,177	17,177
Comprehensive income (unaudited)								$18,224
Balance, June 30, 2010 (unaudited)	19,679,866	$20	$169,655	$—	$32,106	$1,720	$203,501

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2010	2009

Cash flow from continuing operating activities:

Net income	$17,177	$5,493

Adjustments to reconcile net income attributable to shareholders to net cash used in continuing operating activities:
Net income from discontinued operations	—	(3,625)
Depreciation and amortization	451	313
Provision for bad debts	245	—
Deferred income taxes	3,835	(459)
Stock-based compensation expenses	1,464	—
Accretion of share repurchase obligations	—	310

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(1,583)	(708)
Note receivable	220	(769)
Net investment in sales-type leases	(140,292)	(49,278)
Inventories	(481)	988
Deposits for inventories	(11,769)	(13,904)
Deposit for inventories, related parties	(45,151)	—
Prepaid expense and other current assets	(6,219)	964
Trade notes payable	(12,450)	12,444
Accounts payable	(1,643)	3,473
Other payable and accrued liabilities	2,567	3,453
Customers deposits	966	2,132
Customers deposits, related party	—	(1,399)
Income tax payable	174	514

Net cash used in continuing operating activities	(192,489)	(40,058)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(620)	(200)
Increase in restricted cash	(8,150)	(12,444)
Increase in security deposits	(9,015)	—
Increase in due to discontinued operations	—	22,986

Net cash (used in) provided by continuing investing activities	(17,785)	10,342

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Six Months Ended June 30,
	2010	2009

Cash flow from continuing financing activities:
Proceeds from borrowings	91,181	—
Repayments of borrowings	(23,145)	—
Proceeds from affiliates	—	4,489
Repayment to affiliates	(15,824)	—
Increase in accounts payable, related parties	74,219	26,860
Repayment of accounts payable, related parties	—	(1,371)
Issue of shares on exercise of warrants	10,296	—
Issue of shares for cash, net of offering costs of $3,758	66,242	—
Cash acquired in reverse merger	—	1,697
Repurchase of warrants subsequent to closing of reverse merger	—	(449)

Net cash provided by continuing financing activities	202,969	31,226

Net cash (used in) provided by continuing operating, financing and investing activities	(7,305)	1,510

Cash flow of discontinued operations:
Cash provided by operating activities	—	6,715
Cash used in investing activities	—	(21,040)
Cash provided by financing activities	—	16,702

Net cash flow provided by discontinued operations	—	2,377

Effect of foreign currency translation on cash	1,047	111

Net (decrease) increase in cash and cash equivalents	(6,258)	3,998

Cash and cash equivalents, beginning of the period	36,768	17,406

Cash and cash equivalents, end of the period	$30,510	$21,404

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	30,510	5,589
Included in assets of discontinued operations	—	15,815
	30,510	21,404

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$8,117	$655
Income taxes paid	$5,503	$155
Discontinued Operations
Interest paid	$—	$917
Income taxes paid	$—	$1,462

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months and Six Months Ended June 30, 2010 and 2009
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited, formerly Spring Creek Acquisition Corp. (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG (the “Share Exchange Agreement”). On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited. Pursuant to the earn-out provision of the Share Exchange Agreement, the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. (see “Note 16”).

Until December 2009, AutoChina consisted of two primary reportable segments: the commercial vehicle sales, servicing, leasing and support segment and the automotive dealership segment. AutoChina was a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales, servicing, leasing and support and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales, servicing and leasing centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provided one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services. In December 2009, the Company sold its consumer automotive dealership business (see “Discontinued Operations – Consumer Automotive Dealership Business” below). As of June 30, 2010, the Company's operations comprise a single reporting segment – commercial vehicle sales, servicing, leasing and support.

The Company’s business was mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder were governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which were the operating companies of the Company in the PRC.

 Commencing in late September 2009, the Company began to implement a new commercial vehicle financing structure through its wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”). Under the new commercial vehicle financing structure, Chuangjie Trading has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”). The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. Under this commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a Local Center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center enters into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase.

Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request. The change of commercial vehicle financing structure did not have a material effect on the Company’s financial position or results of operations.

Discontinued Operations – Consumer Automotive Dealership Business

On June 15, 2009, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Hua An Investment Co., Ltd., and Hebei Huiyin Investment Co., Ltd. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Chuanglian, a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang agreed to pay Hebei Kaiyuan RMB470 million ($68.8 million). The final purchase price was the sum of (i) RMB435 million, and (ii) the increase in value of the net assets of the Dealership Subsidiaries from January 1, 2009 to June 30, 2009 (based on the New Accounting Standard for Business Enterprises in China). The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009, amounted to $6,070, were allocated to Xinjiang at closing as an adjustment to the sales price. The Company completed the sale of its consumer automotive dealership business on December 14, 2009 and recorded a gain on disposal of discontinued operations, net of taxes, amounted to $5,675. The Company is utilizing the net proceeds from this transaction to expand its commercial vehicle sales, servicing, leasing and support business.

The Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for the three months and six months ended June 30, 2009.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree. Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the instructions to Form 6-K and Article 10 of Regulation S-X, and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s filings with the SEC. The results of operations for the three months and six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year ending December 31, 2010.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of June 30, 2010 and December 31, 2009 and the consolidated statements of operations for the three months and six months ended June 30, 2010 and 2009 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of June 30, 2010 and December 31, 2009, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

As of June 30, 2010 and December 31, 2009, $17,422 and $25,959 of cash and cash equivalents are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of June 30, 2010 and December 31, 2009, the Company was required to maintain a fixed deposit of $20,600 and $12,450, respectively as a condition of borrowing under bank loan agreements for its operations.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect from the net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of June 30, 2010 and December 31, 2009, management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $543 and $298 allowance for the uncollectible and long outstanding receivables, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for the purchase of commercial vehicles.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings and improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, notes receivable, accounts receivable, investments in sales-type leases, accounts payable, short-term borrowings and trade notes payable. The carrying amounts of these items at June 30, 2010 and December 31, 2009 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Effective on January 1, 2008, the Company adopted changes to fair value accounting and reporting in ASC 820-10 (“ASC
820-10”) (previously SFAS No. 157) which provide a framework for measuring fair value under U.S. GAAP and expanded disclosure requirements about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

Comprehensive Income

GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments, net of the income tax effect.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

Revenue from the sale of commercial vehicles where a lease financing arrangement is used is recognized as a sales-type lease.  Whether a sale is financed by the Company or sold for cash, the sales revenue represents the fair value of the vehicle is recognized upon inception of the leases, the customer has taken possession of the vehicle and the collectability is reasonably assured.

Revenue from our membership fee that is charged and collected at the beginning of the sales-type lease is deferred and recognized ratably over the term of the sales-type lease. The interest collected from the sale-type lease is recognized based on the effective interest rate method over the term of the financing arrangement. Monthly management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Revenue from our tires, fuel and insurance financing services that is charged and collected at the beginning of the financing period is deferred and recognized ratably over the term of the financing period. The fee collected from the financing period is recognized based on the effective interest rate method over the term of the financing period. These revenues are recorded as “Finance and insurance”.

Origination costs on receivables are deferred and amortized, using the effective interest rate method, over the term of the related receivable as a reduction in financing revenue. The amortization of the deferred revenue is discontinued at the time a receivable is determined to be uncollectible.

Cost of Sales

Cost of sales consists of actual purchase price of the leased vehicle, less manufacturer’s incentives.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses totaled approximately $4, $16, $38 and $41 for the three months and six months ended June 30, 2010 and 2009, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of income.

Income Taxes

Income taxes are accounted for using an asset and liability method.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s continuing operations consist of one reporting and operating segment, the commercial vehicle sales, servicing, leasing and support business.  The Company’s consumer automotive dealership business comprised a separate operating and operating segment prior to its sale on December 14, 2009 (see Note 1).  The consumer automotive dealership business was reclassified as a discontinued operation for all periods presented as a result of the sale (see Note 3).

Earn-out Shares

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between AutoChina Group Inc. and AutoChina International Limited (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula.

The Company issues the shares in respect of the earn-out provision when the audited result of the Company’s financial results each year were released if the financial results fulfill the condition in the Share Exchange Agreement. The Company records the shares issued for earn-out provision at par value and deducts the additional paid-in capital. There are no charges recognized as expenses due to the issuance of shares under the earn-out provision of the Share Exchange Agreement during the reporting period.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of EPS for the three months and six months ended June 30, 2009 reflects the retroactive revision of the Company’s shareholders’ equity to account for the effect of the reverse merger effective April 9, 2009.

The calculation of the diluted EPS for the three months and six months ended June 30, 2010 has included the impact of the earn-out shares since January 1, 2010 although the shares have not been issued to the former shareholder of ACG until March 22, 2010, since the Company’s fiscal 2009 financial results has fulfilled the requirement of the earn-out provision of the Share Exchange Agreement.

At June 30, 2010, potentially dilutive securities consisted of outstanding employee stock options to acquire an aggregate of 1,223,064 ordinary shares, and these employee stock options are included for the computation of diluted EPS for the three months and six months ended June 30, 2010.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of June 30, 2010, a total of 1,223,064 stock options granted to employees are outstanding.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company, effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls options (the “Put and Call Agreements”).

Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreements.

The Put Option provides that the shareholder can require the Company to buy from the shareholder any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreement.  The Call Option provides that the Company can require the shareholder to sell to the Company any or all of the shares owned by the shareholder at the option price until the last date on which the Put Option may be exercised; provided, however, that the Company cannot exercise the Call Option if the market price of the Company’s ordinary shares on the applicable date exceeds the option price.

The Company considered that the Put Option under the Put and Call Agreements causes the related ordinary shares to be considered as “non-permanent” equity, since such shares are mandatorily redeemable equity securities and the redemption of such securities for cash is outside the control of the Company.

These securities are required to be recorded initially at fair value at the date of issuance and are recorded outside of shareholders’ equity, generally as liabilities.  Accordingly, such amounts are being recorded as a reduction to additional paid-in capital and as a current liability.

Fair value was determined to be the stock price at the close of business on April 8, 2009 of $7.87 per share.  The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) is being accreted from the date of each respective agreement to the redemption date of October 9, 2009, using the interest method, and are being charged to operations as interest expense. The Put and Call agreements have been expired in October 2009,

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share.

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company that were related to the business combination. As a result of the adoption of generally accepted accounting principles effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred. Acquisition-related costs were $287 and $295 during the three months and six months ended June 30, 2009, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As the Company has not become aware of any such claim since operations commenced, the Company has not recognized a liability for any such claims.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which was January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company adopted this revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company has adopted the new guidance on January 1, 2010 and the adoption did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements since the first quarter of fiscal 2010.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In July 2010, the FASB issued 2010-20, “Receivables (Topic 830): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 will be effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company’s financial statements that include periods beginning on or after January 1, 2011.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - DISCONTINUED OPERATIONS

On June 15, 2009, Hebei Kaiyuan, the registered shareholder of the Dealership Subsidiaries entered into an acquisition agreement (the “Agreement”) with Xinjiang. The Company controlled the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Chuanglian, a wholly-owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang agreed to acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprised all of the Company’s consumer auto dealership business.

Accordingly, the Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statements for the six months ended June 30, 2010 and 2009:

	Six months ended June 30,
	2010	2009

Revenues	$—	$249,351
Income from discontinued operations, before income taxes	—	6,881
Income tax provision	—	2,197
Net income attributable to noncontrolling interests	—	1,059
Income from discontinued operations	$—	$3,625

The assets and liabilities of these businesses have been classified as discontinued operations in the consolidated balance sheets prior to December 31, 2009.

NOTE 4 - ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	June 30,	December 31,
	2010	2009

Trade accounts receivable from sales of commercial vehicles	$4,008	$2,425
Less: Allowance for doubtful accounts	543	298
	$3,465	$2,127

The activity in the Company’s allowance for doubtful accounts is summarized as follows:

	June 30,	December 31,
	2010	2009

Balance at the beginning of the period	$298	$—
Provision during the period	245	298
Balance at the end of the period	$543	$298

One of the VIEs of the Company sold notes receivable with recourse to third party financial institutions and suppliers. Under this arrangement, control over the transferred notes receivable is surrendered and the VIEs do not retain beneficial interests in the transferred notes receivables. All of the transferred notes receivables were accounted for as sales and derecognized upon transfer pursuant to the provisions of the FASB ASC 860, Transfer and Servicing. The Company recognized discounts in respect of notes receivable sold for the period, which have been included in interest expense.

NOTE 5 - INVENTORIES

Summaries of inventories are as follows:

	June 30,	December 31,
	2010	2009

Commercial vehicles	$438	$118
Parts and accessories	161	—
	$599	$118

NOTE 6 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	June 30,	December 31,
	2010	2009

Security deposits for other borrowing	$9,015	$—
Receivable from value-added services	6,939	255
Prepaid interest expenses	3,250	2,274
Receivable from sale of business	1,509	2,964
Temporary advances to employees	277	77
Prepaid rent	413	324
Prepaid other taxes	429	740
Short term advances and other	957	921
Total	$22,789	$7,555

Security deposits for other borrowing are made to a third party to secure the borrowing of $20,349, which will be expired in December 2010 (See Note 10).

Short-term advances are advances made to third parties. They are interest-free, unsecured and repayable on demand.

NOTE 7 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:

	June 30,	December 31,
	2010	2009

Minimum lease payments receivable	$402,567	$244,015
Less: unearned interest income	(45,698)	(27,438)
Net investment in sales-type leases	356,869	216,577
Less: Current maturities of net investment in sales-type leases	(208,649)	(123,413)
Net investment in sales-type leases, net of current maturities	$148,220	$93,164

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008. The aggregate effective interest rate on sales-type leases is approximately 15.24% per annum.

At June 30, 2010, future minimum lease payments are as follows:

Years Ending December 31,
2010 (six months)	$118,814
2011	187,034
2012	51,021
Total	$356,869

NOTE 8 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	June 30,	December 31,
	2010	2009

Buildings and leasehold improvements	$591	$516
Furniture and fixtures	1,893	1,549
Machinery and equipment	3	3
Company automobiles	1,103	940
Total	3,589	3,008
Less: accumulated depreciation and amortization	1,317	905
Property, equipment and leasehold improvements, net	$2,272	$2,103

Depreciation and amortization expense for the continuing operations was approximately $236, $451, $140 and $313 for the three months and six months ended June 30, 2010 and 2009, respectively.

NOTE 9 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the followings:

	June 30,	December 31,
	2010	2009

Deposits received	$88	$77
Accrued expenses	1,683	1,421
Salary payable	565	414
Temporary receipt of insurance premium	919	382
Temporary receipt of insurance claims	267	69
Other tax payables	1,458	355
Other current liabilities	555	250
Total	$5,535	$2,968

Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Temporary receipt of insurance premium represented the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represented the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the other taxes collected from customers and payable to tax authorities.

NOTE 10 – SHORT-TERM BORROWINGS

Summaries of short-term borrowings are as follows:

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2010	2009	Maturities	2010	2009

Short-term bank loans	5.07%	5.31%	December 2010 to February 2011	$56,475	$8,788
Other borrowing	4.00%	—	December 2010	20,349	—

Total	4.79%	5.31%		$76,824	$8,788

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bear interest at rate at the range of 4.62% to 5.31% as of June 30, 2010, denoted in RMB and have the terms within one year. On June 30, 2010, the Company has pledged a fixed deposit in the amount of $20,600 as a condition to maintain a bank loan amounted of $19,612. The Company’s affiliates have also pledged its properties to provide guarantees of these bank loans for the Company.

Other borrowing represents a short-term borrowing from a third party that was used for working capital purpose. The borrowing bears interest at rate at the range of 4.00% as of June 30, 2010, denoted in RMB and have the term of 6 months. On June 30, 2010, the Company has made a security deposit to this borrower in the amount of $9,015 as collateral of such borrowing.

NOTE 11 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain commercial vehicle dealers as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks.

NOTE 12 - INCOME TAXES

Cayman Islands :   Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.
Hong Kong :   The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months and six months ended June 30, 2010 and 2009. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China :   Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at 25%.

Summaries of the income tax provision (benefit) in the consolidated statements of income are as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Current	$1,148	$689	$1,842	$801
Deferred	2,087	(378)	3,835	(459)
	$3,235	$311	$5,677	$342

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the followings:

	June 30,	December 31,
	2010	2009

Current
Deferred income tax assets:
Accrued liabilities	$221	$—
Tax loss carry forward	83	838
Net deferred income tax assets –current	$304	$838

Deferred income tax assets:
Tax loss carry forward - current	204	—

Deferred income tax liabilities:
Deferred income - current	3,044	—
Net deferred income tax liabilities –current	$(2,840)	$—

Non-current
Deferred income tax assets:
Tax loss carry forward	$248	$—

Deferred income tax assets:
Tax loss carry forward – non-current	612	—

Deferred income tax liabilities:
Deferred income - non-current	3,044	1,723

Net deferred income tax liabilities – non-current	$(2,432)	$(1,723)

As of June 30, 2010, non-current deferred income tax assets derived from tax loss carry forward amounted of $816 was arisen from the same tax jurisdictions with the non-current deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At June 30, 2010, the Company had $4,584 of taxable loss carry forwards that expire through December 31, 2014.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Six months ended June 30,
	2010	2009

Statutory rate	25.0%	25.0%
Non-deductible expenses	2.7	10.2
Effect of rate differences in various tax jurisdictions	(2.9)	(19.7)
Effective tax rate	24.8%	15.5%

Income tax accounting requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 13 – PRIVATE PLACEMENT AND PUBLIC OFFERINGS

On October 16, 2007, the Company’s initial stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25,000.

On February 27, 2008, the Company completed a private placement of 1,430,000 warrants (the “Private Placement Warrants”) to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and Director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430.

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

On March 16, 2009, AutoChina began purchasing public warrants in the open market. Through December 31, 2009, the Company purchased 2,432,892 warrants from the open market for the aggregate of $1,027 (See Note 17).

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

On July 28, 2009, Jimmy (Jim) Yee-Ming Wu, Gary Han Ming Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to certain officers, their affiliates and managers of ACG for $2.75 per warrant (the market price on that date). The Company did not receive any proceeds from these transactions.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. During the year ended December 31, 2009, an aggregate of 2,021,563 warrants were exercised by the warrant holders and the Company received the net proceeds of $10,108. From January 1 through January 8, 2010, an additional 2,059,127 warrants were exercised for the Company’s ordinary shares, as a result of which AutoChina received net proceeds of $10,296. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Upon the completion of the redemption on January 8, 2010, AutoChina had 15,076,410 ordinary shares and 14,215,785 ordinary shares issued and outstanding, respectively.

On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of the Share Exchange Agreement (see Note 16). The Company did not receive any proceeds from these transactions. Upon issuance, such shares was recorded as an increase to ordinary shares with a corresponding reduction in additional paid-in capital, and was included in the calculations of basic earnings per share March 22, 2010, when all earn out contingent conditions were met.

NOTE 14 - STOCK-BASED COMPENSATION

On September 3, 2009, December 3, 2009 and May 19, 2010, the Company granted 681,840, 520,944 and 27,024 stock options, respectively, under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. During the three months ended June 30, 2010, the Company has forfeited 6,744 stock options as a result of the resignation of the grantees. The exercise price of each option is $9.50, $25.65 and $23.80, respectively, which represents the closing price of the Company’s ordinary shares on the date of grant. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years.

As of June 30, 2010, none of these options had been exercised. The Company recorded compensation expense of $1,464 based on the estimated fair value of the options on the date of grant. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010
Dividend yield (1)	None	None	None
Risk - free interest rate (2)	2.95%	2.87%	2.82%
Volatility (3)	74%	57%	36%
Expected Life (in years) (4)	6.08	6.08	6.08

(1)	The Company currently has no history or expectation of paying cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)
The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of one year or greater.

(4)	The expected life of stock options granted under the 2009 Equity Incentive is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes outstanding options as at June 30, 2010, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at June 30, 2010	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at June 30, 2010	Weighted Average Exercise Price
$9.50	681,840	$6.37	9.17	Nil	$9.50
25.65	514,200	14.23	9.43	Nil	25.65
23.80	27,024	9.52	9.89	Nil	23.80
	1,223,064	$9.74	9.30	Nil	$16.61

A summary of option activity under the employee share option plan as of June 30, 2010, and changes during the period then ended is presented as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value

Outstanding at January 1, 2010	1,202,784	$16.49
Granted	27,024	23.80
Forfeited	(6,744)	25.65
Outstanding at June 30, 2010	1,223,064	$16.61	9.30	$12,664

As of June 30, 2010, none of the share options is exercisable and a total of $9,940 of unrecognized compensation expense pertaining to these options remains. This amount will be recognized as compensation expense ratably over the remaining vesting period of 3.29 years.

NOTE 15 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense amounted to $210, $395, $129 and $267 for the three months and six months ended 2010 and 2009, respectively.

Future minimum payments under long-term, non-cancelable leases as of June 30, 2010, are as follows:

Years Ending December 31,	Future Minimum Payments

2010 (six months)	$438
2011	505
2012	262
2013	54
2014 and later	4
Total	$1,263

Share Earn-Out Agreement

Pursuant to an earn-out provision of the Share Exchange Agreement entered into in connection with the business combination between AutoChina Group Inc. and AutoChina International Limited (formerly Spring Creek Acquisition Corp.), the Company may be required annually to issue to the former shareholder of ACG up to 20% of the number of ordinary shares outstanding as of December 31, through December 31, 2013. The percentage of shares to be issued shall be determined based upon the Company’s financial results each year, measured in accordance with an established formula. On March 22, 2010, the Company issued 2,603,456 shares to the former shareholder of ACG based upon the 2009 financial results, in accordance the provisions of this agreement.

Earn-Out Consideration Percentage is equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this schedule, “G” means Targeted EBITDA Growth.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

Sales of notes receivable commitments

As of June 30, 2010 and December 31, 2009, outstanding notes receivable discounted with third party financial institutions that have not matured for which the Company has a recourse obligation amounted to $189,481 and $148,233, respectively. The Company has not historically experienced credit losses with respect to notes receivables sold with recourse. No recourse liability was recognized as of June 30, 2010 and December 31, 2009 as the estimated fair value of the recourse obligation was immaterial.

NOTE 17 - SEGMENT REPORTING

The Company measures segment income as income from continuing operations less depreciation and amortization. The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s chief financial officer in determining the performance of the business. Prior to January 1, 2008, the Company had operated in a single reporting and operating segment of the consumer automotive dealership business. This business segment was sold in December 2009, as a result of which it has been classified as a discontinued operation for all periods presented.  During 2008, the Company developed another business segment – commercial vehicle sales, servicing, leasing and support. As of June 30, 2010, this is the Company’s only reporting and operating segment.

NOTE 18 - RELATED PARTY BALANCES AND TRANSACTIONS

Deposits for inventories, related party

During the periods presented, the Company has made a deposit for purchasing trading materials from companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”) and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina. These amounts were paid for trading purpose and non-interest bearing. In addition, the balance is unsecured and due on demand by the Company. In July and August 2010, the affiliates have delivered the trading materials for the amount of $2,399. The outstanding amounts due to related parties as of June 30, 2010 and December 31, 2009 were as follows:

		June 30,	December 31,
	Note	2010	2009

Beiguo Commercial Building Limited	(1)	34,808	—
Beijing Wantong Longxin Auto Trading Co., Ltd. (“Wantong Longxin”)	(2)	9,104	—
Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd (“Kaiyuan Doors”)	(3)	1,239	—
		$45,151	$—

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(2)	Entity which Mr. Li’s bother holds 40% equity interest.

(3)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

Due to affiliates:

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Li, and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of June 30, 2010 and December 31, 2009 were as follows:

		June 30,	December 31,
	Notes	2010	2009
Due to affiliates:

Hebei Kaiyuan	(3)	$22,422	$37,737
Mr. Li	(4)	—	509
Total		$22,422	$38,246

Notes:

(3)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

(4)	The Company’s Chairman and CEO, and the husband of the ultimate shareholder of Hebei Kaiyuan.

During the periods presented, the Company has obtained a short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Li. and Mr. Lau, a director of AutoChina, who is the indirect beneficial owner of Beiguo and Renbai. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo and Renbai for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of June 30, 2010 and December 31, 2009 were as follows:

		June 30,	December 31,
	Note	2010	2009

Accounts payable, related parties:

Beiguo	(1)	136,048	66,311
Renbai	(5)	55,896	51,414
Total		$191,944	$117,725

Notes:

(1)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(5)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

During the periods presented, the Company sold and purchased automobiles and trading materials to and from affiliates. The details of the related party transactions were as follows:

			Six months ended June 30,
Related Parties Transactions	Note		2010	2009

Capital nature:
Hebei Kaiyuan	(1)	(a)	$30,965	$1,464
Hebei Ruihua Real Estate Development Limited	(1)	(a)	11,796	—
Kaiyuan Doors	(1)	(c)	1,239	—
Beiguo	(2)	(b)	156,303	53,437
Beiguo	(3)	(c)	34,808	—
Wantong Longxin	(4)	(c)	9,104	—
Renbai	(3)	(b)	33,178	—

Trading nature:
Hebei Kaiyuan	(1)	(f)	312	—
Beiguo	(2)	(d)	167,371	51,721
Beiguo	(2)	(e)	159,223	34,350
Beiguo	(2)	(f)	4,141	—
Renbai	(3)	(d)	7,279	—
Renbai	(3)	(e)	$7,264	$—

Notes:

(1)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang, Mr. Li’s wife.

(2)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

(3)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 19.60% and 20.33%, respectively.

(4)	Entity which Mr. Li’s bother holds 40% equity interest.

Nature of transaction:

(a)	Bank loan guarantee provided to the Company by the affiliates.

(b)	Customer deposits received by the Company from affiliates for the purchase of automobiles.

(c)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials.

(d)	Sale of automobiles to the Company during the period.

(e)	Purchase of automobiles from the Company during the period.

(f)	Purchase of trading materials from the Company during the period.

During the six months ended June 30, 2010, the Company purchased commercial vehicles from affiliates, Beiguo and Renbai, for the amount of $167,371 and $7,279, respectively. During the six months ended June 30, 2009, the Company had purchased commercial vehicles from an affiliate, Beiguo, for the amount of $51,721. According to the financing arrangement with Beiguo and Renbai, the Company obtained short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement. In addition, during the six months ended June 30, 2010, the Company sold the commercial vehicles in the amount of $159,223 and 7,264 to Beiguo and Renbai, respectively, for their resale. During the six months ended June 30, 2010, the Company has also sold certain trading materials in the amount of $312 and $4,141 to Hebei Kaiyuan and Beiguo, respectively, for their resale.

During the six months ended June 30, 2009, the Company sold the commercial vehicles in the amount of $34,350 to Beiguo, for its resale. The sales by the Company to Hebei Kaiyuan, Beiguo and Renbai were charged at insignificant mark up to cover the operating costs. Under ASC 605-45, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Beiguo is considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Beijing, China provided by an affiliate of the Company’s director prior to the reverse merger in April 2009. The affiliate had agreed that, until the Company consummated a business combination, it would make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed to pay the affiliate $7 per month for such services commencing February 27, 2008, the effective date of the Offerings, and the agreement was terminated 18 months after the Offerings on August 26, 2009. During the six months ended June 30, 2009, the Company incurred $45 of costs under this agreement. The costs incurred prior to the Business Combination are not accounted for as the Company’s costs.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space at free of charge and no rental costs were incurred by the Company during the six months ended June 30, 2010 and 2009.

NOTE 19 – SUBSEQUENT EVENTS

Subsequent to June 30, 2010, the Company separately closed two bank facilities totaling approximately RMB164 million (approximately $24.2 million). The first loan, provided by the Industrial and Commercial Bank of China Ltd. (“ICBC”), totals approximately RMB84 million (approximately $12.4 million) and the second is provided by CITIC Bank, totals RMB80 million (approximately $11.8 million). The ICBC facility has a ten month term and the CITIC facility has a one-year term. Both loans have an initial annual interest rate of 5.31%. The Company now has bank loans from three Chinese banks: ICBC, CITIC Bank and Hua Xia Bank, and continues to work closely with each to secure additional financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“we”, “us”, “our ”, “AutoChina” or the “Company”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”).

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing, leasing and support segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing, leasing and support segment.

Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a new commercial vehicle financing structure through our new indirect wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”).  Under the new commercial vehicle financing structure, Chuangjie Trading has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Trading (the “Trust Fund”).  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading.

Under the previous commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing and service centers (each a “Local Center”) conducted the relevant credit checks and issued an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary).  Under the current commercial vehicle financing structure, the commercial vehicle purchase order is issued (upon completion of credit checks) by a Local Center to Chuangjie Trading who then instructs the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center enters into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee enters into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request. The change of commercial vehicle financing structure did not have a material effect on our financial position or results of operations.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers may now pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commission fees on customer purchases from the associated vendors.

Insurance Service

Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. AutoChina charges customers a fee for this service and also receives commission fees on customer purchases from the associated insurance companies.

Group restructuring

In July 2010, we executed a group restructuring to simplify the structure of the ownership of the Chinese subsidiaries. Upon the completion of the group restructuring, Kaiyuan Auto Trade controls Chuangjie Trading and the 193 local transportation companies directly. We believe the change of the group structure enhances our negotiation power for local bank financing. The restructuring does not affect AutoChina’s consolidated results and financial position going forward or in prior periods.

A revised group chart as shown as below:

(1)	The public company, listed on the NASDAQ Capital Market under the symbol “AUTC”.

(2)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of the automobile dealership business.

(3)
Chuangsheng Trading was formed in connection with the new commercial vehicle financing structure, however it has not commenced any operations.  The company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(4)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

(5)	Chuangjie Trading, as a beneficiary, engaged the Trustee to manage the Trust Fund, which will be used in purchasing commercial vehicles from Kaiyuan Auto Trade and lease to the lessees.

RESULTS OF OPERATIONS

The financial statements for six months ended June 30, 2009 presented have been reclassified to report the results of the automotive dealership segment as discontinued operations as a result of the sale by us of this segment on December 14, 2009. As a result, AutoChina has only one business segment comprising its continuing operations that is commercial vehicle sales, servicing, leasing and support.

Three months ended June 30, 2010 as compared to three months ended June 30, 2009

Overview

AutoChina’s revenues and earnings increased significantly during the three months ended June 30, 2010, as a result of the strong demand for commercial vehicles and for commercial vehicle financing during the period. Strong commercial vehicle sales were in part driven by increasing logistics activities, growing highway freight volumes, and significant infrastructure construction such as high-speed railways, intercity highways, ports, hospitals, and airports. China’s continued economic development also helped to drive demand for commercial vehicles during the period. In comparison, during the second quarter of 2009, commercial vehicle sales in China were first starting to recover from the global financial crisis, and then continued to benefit from the rebound partly due to the effects of economic stimulus measures implemented by the Chinese government. As a result, China experienced strong monthly year over year growth rates for commercial vehicle sales through the second quarter of 2010.

During the second quarter of 2010, the Company established an aggregate of 13 additional commercial vehicle sales, servicing, leasing and support centers in Shaanxi, Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui, Jiangsu Provinces, Shanghai and Chongqing directly-controlled municipalities, and the Inner Mongolia Autonomous Region, bringing the total number of locations to 193 as of June 30, 2010. Nine of these new store openings marked the first store opening for the Company in that province or province-level region (Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui, Jiangsu, Shanghai, and Chongqing).

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended June 30, 2010		Three months ended June 30, 2009
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$187,453	93.0%	$61,134	97.0%	206.6%
Finance and insurance	14,092	7.0%	1,902	3.0%	640.9%
Total revenues	$201,545	100.0%	$63,036	100.0%	219.7%

Revenues for second quarter of 2010 were $201.5 million, an increase of 219.7% from $63.0 million in the comparable prior year period, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 4,130 leases in the three months ended June 30, 2010, compared to 1,507 leases in the three months ended June 30, 2009. The Company had a total of 14,638 leases outstanding as of June 30, 2010. During the quarter, AutoChina had 11 lease defaults. The Company maintains a strict lease-to-own financing structure, which has contributed to this low default rate. AutoChina also continues to make progress with its value-added services (diesel, tire, and insurance financing) programs. As of June 30, 2010, over 180 tire outlets and over 60 fueling stations participated in the program. Revenues from value-added services totaled $267,000 during the quarter.

We recognize the revenue from the membership during the term of our customer’s lease as lease revenue. We also charge service and support fees on monthly basis when the services are rendered. Once the lease term ends (in June of 2010 the leases for our first customers began ending), a customer will be able to elect to continue to participate in our service and support network, and we will also charge service and support fees on monthly basis when the services are rendered. Finance and insurance revenue increased 640.9%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the three months ended June 30, 2010 compared to the same period of 2009.

Cost of Sales

Cost of sales in second quarter of 2010 totaled $178.4 million, as compared to $58.2 million in the prior period, an increase of 206.4% as compared to the same period of 2009, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.  The average cost per vehicle in the second quarter of 2010 was $43,200 but it was only $38,600 per vehicle in the same period of 2009. The increase in average cost per vehicle was due to a change in customer demand and our resulting sales mix towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $23.1 million in second quarter of 2010, representing a gross margin of 11.5%, an increase from 7.6% for the prior period in 2009, which is primarily because of the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income. The tires, diesel, and insurance services have also contributed to the increased margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the second quarter of 2010 were $5.1 million, which was $3.6 million, or 235.7%, higher than the same period of 2009. This was mainly due to the increase of stock-based compensation expenses of $0.7 million in relation to the employee’s stock options granted in late 2009. The growth in the number of employees, commercial vehicle sales, and setting up of new servicing, leasing and support centers have also contributed to the increase in selling, general and administrative expenses. We had 193 leasing centers on June 30, 2010, as opposed to 105 in operation at the end of June 2009.

Other income

Other income totaled $81,000 for the second quarter of 2010, as compared to $29,000 in the prior period, an increase of 179.3% as compared to the same period of 2009. The increase was mainly attributable to increased penalty income, which is the late charge imposed to customers for their late payment of monthly installment which is recognized as our income.

Interest Expense

Interest expense totaled $3.9 million for the second quarter of 2010, of which $1.6 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing.  Interest expense was $0.4 million for the same period in 2009, of which $0.2 million of interest expense was paid to an affiliate, Beiguo. The increase resulted from the increased borrowing from banks and affiliates due to the increased numbers of vehicles being leased.

Interest Income

Interest income was negligible for both of the second quarter of 2010 and 2009.

Income Tax Expense

In second quarter of 2010, the Company recorded income tax expense of $3.2 million, as compared to an income tax expense of $0.3 million in second quarter of 2009. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income from Continuing Operations

Net income from continuing operations in the second quarter of 2010 was $10.9 million, as compared to $2.0 million in the second quarter of 2009, representing an increase of 454.9% from the second quarter of 2009. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicle sales, servicing, leasing and support businesses and a higher contribution to revenues from finance and insurance income.

Net Income from Discontinued Operations

Net income from discontinued operations in the second quarter of 2010 was nil, as compared to $1.8 million in the second quarter of 2009. The $1.8 million income in the second quarter of 2009 was income generated from operations of the discontinued dealership business, which was disposed of in December 2009.

Net Income

Net income in the second quarter of 2010 was $10.9 million, as compared to $3.8 million in the second quarter of 2009, representing an increase of 188.3% from the same period in 2009. The increase primarily resulted from the significant increase in both of revenues and profits generated from the commercial vehicle sales, servicing, leasing and support business and a higher contribution to revenues from finance and insurance income.

Six months ended June 30, 2010 as compared to six months ended June 30, 2009

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Six months ended June 30, 2010		Six months ended June 30, 2009
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$298,578	92.6%	$70,958	96.1%	320.8%
Finance and insurance	23,699	7.4%	2,916	3.9%	712.7%
Total revenues	$322,277	100.0%	$73,874	100.0%	336.3%

Revenues for the first half of 2010 were $322.3 million, an increase of 336.3% from $73.9 million in the comparable prior year period, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business.

AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 6,636 leases in the six months ended June 30, 2010, compared to 1,758 leases in the six months ended June 30, 2009. The Company had 23 defaults during the six months ended June 30, 2010. There were no defaults for the prior year period.

We recognize the revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on monthly basis when the services are rendered. Finance and insurance revenue increased 712.7%, as a result of the increase in total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect in the six months ended June 30, 2010 compared to the same period of 2009.

Cost of Sales

Cost of sales in first half of 2010 totaled $283.3 million, as compared to $67.8 million in the prior period, an increase of 318.0% as compared to the same period of 2009, mainly due to increased sales volume in the commercial vehicle sales, servicing, leasing and support business. The average cost per vehicle in the first half of 2010 was $42,700 but it was only $38,600 per vehicle in the same period of 2009. The increase in average cost per vehicle was due to a change in customer demand and our resulting sales mix towards higher priced vehicles.

Gross Profit

The Company’s gross profit was $38.9 million in first half of 2010, representing a gross margin of 12.1%, an increase from 8.2% for the prior period in 2009, which is primarily due to the increased number of outstanding leasing contracts signed, which increased the contribution to the monthly amortized finance and insurance income. The new tires, diesel, and insurance services have also contributed to the improved margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first half of 2010 were $9.6 million, which was $6.7 million, or 228.7%, higher than the same period of 2009. This was mainly due to the growth in the number of employees, commercial vehicle sales, servicing, leasing and support centers, the expenses incurred operating as a public company since April 2009, and increase of stock-based compensation expenses in relation to the employee’s stock options granted in late 2009.

Other income

Other income totaled $0.2 million for the first half of 2010, as compared to $0.1 million in the prior period, an increase of 304.0% as compared to the same period of 2009. The increase was mainly attributable to increased penalty income, which is the late charge imposed to customers for their late payment of monthly installment which is recognized as our income.

Interest Expense

Interest expense totaled $7.1 million for the first half of 2010, of which $3.2 million of interest expense was paid to affiliates, Beiguo and Renbai, for the purchase of commercial vehicles for leasing. Interest expense totaled $0.4 million for the same period in 2009, of which $0.2 million of interest expense was paid to an affiliate, Beiguo. The increase resulted from the increased borrowing from banks and affiliates due to the increased number of vehicles being leased.

Interest Income

Interest income increased to $0.4 million due to the increased average cash balance. It was negligible for the first half of 2009.

Income Tax Expense

In first half of 2010, the Company recorded income tax expense of $5.7 million, as compared to an income tax expense of $0.3 million in first half of 2009. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income from Continuing Operations

Net income from continuing operations in the first half of 2010 was $17.2 million, as compared to 1.9 million in the first half of 2009, representing an increase of 819.5% from the first half of 2009. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicle sales, servicing, leasing and support businesses and a higher contribution to revenues from finance and insurance income.

Net Income from Discontinued Operations

Net income from discontinued operations in the first half of 2010 was nil, as compared to $3.6 million in the first half of 2009. The $3.6 million income during the first half of 2009 relates to the income generated from operations of the discontinued dealership business, which we sold in December 2009.

Net Income

Net income in the first half of 2010 was $17.2 million, as compared to $5.5 million in the first half of 2009, representing an increase of 212.7% from the same period in 2009. The increase primarily resulted from the significant increase in both of revenues and profits generated from the commercial vehicle sales, servicing, leasing and support business and a higher contribution to revenues from finance and insurance income.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since late 2008, the Company’s capital expenditures were financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 5.31% per annum.

As of June 30, 2010, the Company had incurred accounts payable of $136.0 million and $55.9 million from two of its affiliates, Beiguo Commercial Building Limited (“Beiguo”) and Shijiazhuang Beiguo Renbai Group Limited (“Renbai”), companies affiliated with Mr. Yong Hui Li (“Mr. Li”), our Chief Executive Officer and Chairman, and Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina. Each of Mr. Li and Mr. Lau hold 19.60% and 21.71%, respectively, of indirect beneficial ownership in Beiguo and Renbai. The financing arrangement was established for our purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. This represents an increase of $74.2 million during the first half of June 30, 2010. As of December 31, 2009, the amount due to Beiguo and Renbai was $66.3 million and $51.4 million, respectively.  According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained. Such financing arrangement is guaranteed by Mr. Li, who, in addition to being a shareholder, has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The Company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties. The Company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

As of June 30, 2010, the Company had short-term borrowings of $76.8 million, including $56.5million loans from various Chinese banks, and $20.3 million short-term borrowing from a third party in the PRC.

On December 8, 2009, the Company set the redemption date of January 8, 2010 for the issued and outstanding warrants. Upon completion of the warrant exercises and redemption on January 8, 2010, an aggregate of 4,080,690 warrants were exercised by the warrant holders and the Company received total net proceeds of $20.4 million. On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.2 million.

After taking into consideration our present banking facilities, our financing arrangement with our affiliates, our existing cash resources, the cash flows expected to be generated from operations, the net proceeds received from the shares issued for exercise of warrants, registered direct offering completed in March 2010 and the sale of the automotive dealership business in December 2009, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. Further, we believe, if necessary, the Company could raise additional capital through additional issuance of debt, equity securities or loans.

Registered Direct Offering

On March 30, 2010, the Company completed a registered direct offering of 2,000,000 of its ordinary shares at $35 per share. This offering resulted in net proceeds to the Company of $66.2 million, after deducting underwriting fees and offering expenses of $3.7 million. Upon the completion of the registered direct offering and issue of earn-out shares on March 30, 2010, AutoChina had 19,679,866 ordinary shares issued and outstanding.

Working Capital

As of June 30, 2010 and December 31, 2009, the Company had working capital of $55.2 million and $13.7 million, respectively.

As a result of the completion of the shares issuance for exercise of warrants in January 2010 and registered direct offering completed in March 2010, the Company received the total net proceeds of $86.6 million (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). It provided additional funds to finance the Company’s operations. The sale of the Company’s automotive dealership business, which was completed in December 2009, and the draw down of fund from the banking facilities during the first half of 2010, have also provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at June 30, 2010 and December 31, 2009 (in thousands):

	As of
	June 30,	December 31,
	2010	2009
	(unaudited)
Assets:
Cash and cash equivalents	$30,510	$36,768
Restricted cash	20,600	12,450
Deposits for inventories	29,157	17,388
Deposits for inventories, related parties	45,151	—
Net investment in sales-type leases	356,869	216,577
Property, equipment and improvements, net	$2,272	$2,103
Liabilities:
Accounts payable, related parties	$191,944	$117,725
Short-term borrowings	76,824	8,788
Due to affiliates	22,422	38,246
Trade notes payable	$—	$12,450

Restricted cash was pledged as a condition to secure short-term borrowings and trade notes payable, under which the Company used financing to purchase commercial vehicles. At June 30, 2010, restricted cash was $20.6 million which increased $8.2 million compared with December 31, 2009. During the six months ended June 30, 2010, the Company obtained a new short-term borrowing of $19.6 million which required the pledge of $20.6 million of cash and thus the restricted cash balance was increased. In the same period, we repaid trade notes payable and released the respective restricted cash, which partially set off the increase in restricted cash balance.

Deposits for inventory balances increased throughout the period. As of June 30, 2010, deposits for inventories were $29.2 million as compared to $17.4 million on December 31, 2009, while revenues for commercial vehicles increased 320.8% for the first half of June 30, 2010 compared with same period in prior year. As we experienced a significant growth of sales during the period, the increased number of commercial vehicles contracts entered in the second quarter of 2010 was significantly higher than those compared with prior quarters, and lead to increased needs of commercial vehicle inventories during the period.

Deposits for inventory, related parties represented the amount paid by the Company to two affiliates for the purchase of trading materials. The amount increased 100.0% to $45.2 million in June 30, 2010 compared to December 31, 2009, primarily because one of our subsidiaries began performing a temporary agency trading business during the period.

Net investment in leases began in March 2008 as a result of the commercial vehicles sales, servicing and leasing business under which the Company entered into monthly installment arrangements with customers for a 2-year period. As the Company continued to experience significant growth in revenue throughout the period, the balance of net investment in leases increased accordingly.

Property, equipment and improvements for continuing operations increased to $2.3 million as of June 30, 2010, an increase of $0.2 million, or 8.0%, as compared with December 31, 2009. The increased expenditures primarily relates to costs associated with expanding a number of commercial vehicle sales, servicing, leasing and support centers during the period.

Accounts payable, related parties were related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. It has increased from $117.7 million to $191.9 million on June 30, 2010, an increase of $74.2 million, or 63.0%, as compared with December 31, 2009. As the number of new leases relative to the number of existing leases under management remains high, the Company will continue to require additional financing.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was nil in June 30, 2010 while it was $12.4 million in December 31, 2009. The decrease was due to the settlement of such notes as of June 30, 2010.

Short-term borrowings represent loans from various banks and a third party in the PRC that was used for working capital and capital expenditures purposes. The loans increased to $76.8 million as of June 30, 2010 from $8.8 million in December 31, 2009, since the Company was granted additional banking facilities from 2 PRC banks and a third party during the period. The term of the outstanding loans ranged from 6 months to 1 year term and will begin to expire in December 2010.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) changes in accounts and notes receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and notes receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Six months ended June 30,
	2010	2009
Net cash used in continuing operating activities	$(192,489)	$(40,058)
Net cash (used in) provided by continuing investing activities	(17,785)	10,342
Net cash provided by continuing financing activities	202,969	31,226
Net cash flow provided by discontinued operations	—	2,377
Effect of exchange rate change	1,047	111
Net (decrease) increase in cash and cash equivalents	$(6,258)	$3,998

Operating Activities. The Company used $192.5 million in continuing operating activities for the six months ended June 30, 2010, as compared to $40.1 million for the six months ended June 30, 2009, representing an increase of $152.4 million. This increase was attributable primarily to the increase of net investment in sales-type leases, which was related to the growing commercial vehicle sales, servicing, leasing and support business. During this period, the Company had net income of $17.2 million. In addition, the Company increased the net investment in sales-type leases by $140.3 million, increased deposits for inventories by $11.8 million, increased deposits for inventories, related party by $45.2 million, increased prepaid expenses and other current assets by $6.2 million and decreased trade notes payables by $12.4 million. However, there were increases in other payables and accrued expenses of $2.6 million. The remaining balance of $3.6 million arose from account receivable, changes in inventories, accounts payable, note receivable, income tax payable, depreciation and amortization and other items.

In the six months ended June 30, 2009, the Company used $40.1 million in continuing operating activities. During this period, the Company had net income of $5.5 million, $3.6 million of which was from discontinued operations. In addition, the Company increased the net investment in sales-type leases by $49.3 million and increased deposits for inventories by $13.9 million. However, there were increases in trade notes payable of $12.4 million, increase in accounts payable by $3.5 million, increase in customer deposits by $2.1 million and an increase in other payable and accrued expenses by $3.4 million. The remaining balance of $0.2 million arose from changes in accounts receivable, note receivable, prepaid expenses and other current assets customer deposits, related party, income tax payable, depreciation and amortization and other items.

Since the Company continued to expand its commercial vehicle sales, servicing, leasing and support business since inception in March 2008, cash flow used in continuing operating activities has increased over time.

Investing Activities. Net cash used in continuing investing activities was $17.8 million in the six months ended June 30, 2010 and the net cash provided by continuing investing activities was $10.3 million in the six months ended June 30, 2009.

In addition to the purchase of property, equipment and improvements, the change in restricted cash, which was pledged to banks for additional banking facilities and security deposits paid to third party for obtaining other short-term borrowings, have also affected the net cash used in investing activities in current period.

Financing Activities. Net cash provided by financing activities was $203.0 million in the six months ended June 30, 2010 and $31.2 million in the six months ended June 30, 2009. In the six months ended June 30, 2010, the Company increased the total net borrowings by $68.1 million, received the total net proceeds of $86.6 million from the issuance of shares through the exercise of warrants in January 2010 and a registered direct offering completed in March 2010 (including $10.1 million proceeds from the shares issued through the exercise of warrants received in December 2009). The Company has also obtained additional funds in the net amount of $74.2 million from our affiliates, Beiguo and Renbai, through certain financing arrangement, and repaid its affiliates, Hebei Kaiyuan and Mr. Li, an aggregate of $15.8 million. In the six months ended June 30, 2009, the Company obtained net proceeds from affiliates of $30.0 million and $1.7 million from the acquisition of ACG. However, it used 0.5 million for repurchasing of warrants subsequent to the closing of the reverse merger.

Net cash provided by discontinued operations. Net cash provided by discontinued operations was nil and $2.4 million in the six months ended June 30, 2010 and 2009, respectively, which were related to the dealership businesses that was disposed in December 2009. In the six months ended June 30, 2009, the net cash provided by discontinued operations primarily resulted from the increase in borrowings and increased cash in operating activities.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At June 30, 2010, the Company had $30.5 million of cash on hand, with $18.2 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations, short-term borrowings from financial institutions including accounts payable, related party, third party borrowings and trade notes payable. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions, affiliates and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of debt and equity securities.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding a substantial number of commercial vehicle sales, servicing, leasing and support centers. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain our high rate of growth.

AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Trade notes payable; and (iii) Accounts payable, related parties.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions and a 6-month short-term loan from a third party that were used for working capital and capital expenditures purposes. The loans bear interest at rates at the range of 4.62% to 5.31% as of June 30, 2010 and have terms within one year.

Trade notes payable. Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash). It was nil as on June 30, 2010, which decreased by $12.4 million (100.0%) as compared with December 31, 2009. The trade notes payable are non-interest bearing and generally mature within six months.  As the Company expects to continue to grow the business, the trade note payable may be increased in future.

Accounts payable, related parties. Accounts payable from related parties were established from the financing arrangement for AutoChina’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business with two of its affiliates, Beiguo and Renbai, companies affiliated with Mr. Li. and Mr. Lau. According to the financing arrangement between the Company, Beiguo and Renbai, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo and Renbai, on behalf of the Company. In addition, the payable balances of each loans are unsecured and due in 180 days.  The Company is able to roll over the debt past 180 days. Such costs are accounted for as interest expense between related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo and Renbai for the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, has driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of June 30, 2010 are mainly held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

  Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

☐	The Sino-foreign Equity Joint Venture Law (1979), as amended;

☐	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

☐	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

☐	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

☐	The Foreign Investment Enterprise Law (1986), as amended; and

☐	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.  Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as they have not reached the 50% threshold, which contributions we record as contributions to equity.

Contractual Payment Obligations

The following table is a summary of the Company's contractual obligations as of June 30, 2010 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$1,263	721	$527	$15	$—
Short-term borrowings	76,824	76,824	—	—	—
Accounts payable, related party	191,944	191,944	—	—	—
Other long-term liabilities	2,432	—	2,432	—	—
Total	$272,463	269,489	$2,959	$15	$—

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

None.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which was January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company adopted this revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for VIEs is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption, reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company adopted the revision on January 1, 2010 and did not have a material effect on its financial position or results of operations.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The Company has adopted the new guidance in the first quarter of 2010 and the adoption did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements since the second quarter of fiscal 2010.

Recently Issued Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (the “FASB”) issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13). ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Management believes that the adoption of the standard will not have a material impact on the Company’s financial position or results of operation.

In July 2010, the FASB issued 2010-20, “Receivables (Topic 830): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20). ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 will be effective for the Company’s financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company’s financial statements that include periods beginning on or after January 1, 2011.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: long-lived assets, income taxes and accounts receivable.

Impairment of long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Income Taxes. The Company accounts for income taxes in accordance with GAAP, which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts receivable. They are unsecured, are stated at the amount the Company expects to collect from the net investment in sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of June 30, 2010 and December 31, 2009, the management reviewed the aging analysis and historical trend of collectability of the account receivable balances and provided $543 and $298 allowance for the uncollectible and long outstanding receivables, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2010, AutoChina’s total outstanding loans for the continuing operations amounted to $268.8 million with interest rates in the range of 4.00% to 5.31% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended June 30, 2010 of RMB 74.6 million is reported as $10,931 (in thousands) based on the 2010 second quarter-to-date average Renminbi to U.S. dollar exchange rate of 6.8205.  Net income would increase $71 to $11,001 based on the June 30, 2010 exchange rate of 6.7817 Renminbi per U.S. dollar.  In additional, net income would decrease $2,200 to $8,731 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the six months ended June 30, 2010 of RMB 117.2 million is reported as $17,177 (in thousands) based on the 2010 first half-to-date average Renminbi to U.S. dollar exchange rate of 6.8228.  Net income would increase $119 to $17,296 based on the June 30, 2010 exchange rate of 6.7817 Renminbi per U.S. dollar.  However, net income would decrease $3,494 to $13,683 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, Our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, We generally expect to realize a higher proportion of our revenue and operating profit during the second and fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results of operations.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated August 19, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: August 19, 2010